UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Adept Technology, Inc.

(Name of Subject Company)

Adept Technology, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001

(Title of Class of Securities)

006854202

(CUSIP Number of Class of Securities)

Seth Halio

Chief Financial Officer

Adept Technology, Inc.

5960 Inglewood Drive

Pleasanton, CA 94588

(925) 245-3400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Rob Cain President and Chief Executive Officer Adept Technology, Inc. 5960 Inglewood Drive Pleasanton, CA 94588 (925) 245-3400	Lisa A. Fontenot Gibson, Dunn & Crutcher LLP 1881 Page Mill Road Palo Alto, CA 94304-1211 (650) 849-5300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Adept Technology, Inc., a Delaware corporation (the “Company” or “Adept”), initially filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2015, as amended by Amendment No. 1 dated October 5, 2015, and Amendment No. 2 dated October 7, 2015 (the “Schedule 14D-9”). The Schedule 14D-9 and this Amendment relate to the cash tender offer by Hoffman Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Omron Management Center of America, Inc., a Delaware corporation (“OMCA”), which is a wholly owned subsidiary of OMRON Corporation, a Japanese corporation (“OMRON”), as disclosed in the Tender Offer Statement on Schedule TO filed by OMCA and Purchaser with the SEC on September 23, 2015 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a price of $13.00 per share, net to the seller thereof in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Schedule 14D-9.

Amendments to Schedule 14D-9

Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—Selected Public Company Analysis” is hereby amended and supplemented by:

(i)	Replacing the third paragraph of such section with the following:

“The tables below set forth information concerning the valuation multiples of the selected companies and the implied share price range for Common Stock derived from these multiples.”

(ii)	Adding the following two tables and new paragraph after the first full paragraph after the table on page 35 of the Schedule 14D-9:

	EV to LTM revenue	EV to projected CY 2015 revenues	EV to projected CY 2016 revenues	EV to LTM gross profit	EV to projected CY 2015 gross profits	EV to projected CY 2016 gross profits	EV to LTM adjusted EBITDA		EV to projected CY 2015 adjusted EBITDA		EV to projected CY 2016 adjusted EBITDA

AeroVironment, Incorporated	1.1x	1.1x	1.0x	2.6x	2.8x	2.6x	20.4x		NM		17.8x

Brooks Automation, Incorporated	1.1x	1.0x	1.0x	3.3x	3.0x	2.7x	12.3x		8.8	x	9.7x

iRobot Corporation	1.2x	1.1x	1.0x	2.6x	2.4x	2.1x	8.4x		8.0	x	6.7x

John Bean Technologies Corporation	1.2x	1.2x	1.1x	4.5x	4.4x	3.9x	10.8x		11.3	x	10.0x

Nordson Corporation	2.9x	2.9x	2.8x	5.3x	5.3x	5.0x	11.5	x	12.1	x	11.0x

Perceptron, Incorporated	1.1x	1.0x	0.9x	2.7x	2.6x	2.0x	NM		NM		7.9x

Teradyne Inc.	2.0x	2.0x	1.8x	3.6x	3.5x	3.2x	7.9	x	7.0	x	6.3x

“The following table sets forth benchmarking metrics for each of the selected companies observed by Mooreland in its analysis”:
	LTM Gross Margin	LTM Adjusted EBITDA Margin	CY 2015 Gross Margin	CY 2015 Adjusted EBITDA Margin	CY 2016 Gross Margin	CY 2016 Adjusted EBITDA Margin	LTM Revenue Growth	2014A-2 015E Revenue Growth	2015P-20 16P Revenue Growth

AeroVironment, Incorporated	41.7%	5.3%	37.1%	1.9%	38.0%	5.5%	(1.9%)	6.9%	7.6%

Brooks Automation, Incorporated	34.3%	9.1%	35.2%	11.8%	36.9%	10.2%	12.4%	16.6%	5.0%

iRobot Corporation	47.0%	14.4%	46.9%	13.7%	46.7%	14.5%	12.8%	12.7%	13.9%

John Bean Technologies Corporation	27.1%	11.4%	27.2%	10.5%	27.5%	10.7%	5.3%	7.2%	11.2%

Nordson Corporation	54.7%	25.0%	54.8%	23.9%	55.1%	25.2%	3.9%	(1.4%)	4.5%

Perceptron, Incorporated	38.7%	1.6%	39.7%	0.2%	44.5%	11.3%	24.8%	7.5%	16.6%

Teradyne Inc.	55.1%	24.9%	56.2%	28.0%	55.9%	28.7%	5.8%	0.2%	10.0%

Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—Selected Transaction Analysis” is hereby amended and supplemented by:

(i)	Replacing the fourth paragraph of such section with the following:

“The following tables set forth information concerning the multiples described above for the selected transactions.”

(ii)	Adding the following table after the table on page 36 of the Schedule 14D-9:

Acquiror	Target	EV to LTM revenues
Columbus McKinnon Corp.	Magnetek Inc.	1.5x
Ametek Inc.	Cognex Corporation (Surface Inspection Systems Division)	2.7x
KUKA Aktiengesellschaft	Swisslog Holding AG	0.5x
ATS Automation Tooling Systems Inc.	M+W Process Automation GmbH and ProFocus LLC	1.5x
Orbotech Ltd.	SPTS Technologies Limited	2.4x
Ametek Inc.	Zygo Corporation	1.7x
ATS Automation Tooling Systems Inc.	IWK Verpackungstechnik GmbH	1.2x
Key Technology, Inc.	Visys NV	1.6x
Brooks Automation, Inc.	Crossing Automation, Inc.	1.2x
Permira Advisers Ltd.	Intelligrated, Inc.	1.1x
Teradyne Inc.	Universal Robots A/S	8.4x
iRobot Corporation	Evolution Robotics, Inc.	3.0x
Amazon.com Inc.	Kiva Systems LLC	7.8x

(iii)	Adding the following sentence after the second sentence of the final paragraph of such section:

“Mooreland selected and applied a range of 1.2x to 1.7x EV / LTM Revenue multiples to the fixed and services segment and a range of 5.4x to 8.1x EV / LTM Revenue multiples to the mobile segment.”

Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis” is hereby amended and supplemented by replacing the second sentence in the sole paragraph with the following:

“Utilizing illustrative discount rates ranging from 15.0% to 21.0%, which reflect estimates of the Company’s weighted average cost of capital, Mooreland derived a range of implied enterprise values for the Company by discounting to September 30, 2015 (i) estimates of the unlevered free cash flows for the Company for the nine months ending June 30, 2016 and the four years ending June 30, 2020 per the Management projections, and (ii) illustrative terminal values for the Company as of June 30, 2020 derived by applying an implied exit terminal year EBITDA multiple at the midpoint between 9.0x and 11.0x, such exit terminal year EBITDA multiple based on the selected public companies listed under the heading entitled “Opinion of the Company’s Financial Advisor—Selected Public Company Analysis” above.”

Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—General” is hereby amended and supplemented by adding the following sentence after the sole sentence of the final paragraph of such section:

“Mooreland was not engaged to perform any work for OMRON, OMCA or Purchaser in the two years prior to the date of its opinion.”

Item 8 of the Schedule 14D-9 under the heading “Certain Litigation” is hereby amended and supplemented by:

(i)	Replacing the first sentence of the sole paragraph of such section with the following:

“On September 29, 2015, Albert Iannaci filed a purported class action lawsuit (the “Iannaci Action”) on behalf of himself and all other public stockholders of the Company in the Superior Court of the State of California in the County of Alameda, case number RG15787633, against the Company, the Company’s directors, OMRON, OMCA and Purchaser alleging, among other things, that the Company’s directors breached their fiduciary duties by allegedly agreeing to sell the Company at an inadequate price, agreeing to preclusive transaction terms and failing to disclose sufficient information regarding the transaction. Plaintiff in the Iannaci Action also alleges that the Company, OMRON, OMCA, and Purchaser aided and abetted the Company’s directors’ alleged breaches. On October 8, 2015, a second complaint, entitled Bradley v. Adept Technology, et al. (the “Bradley Action”) was filed in the Superior Court of the State of California in the County of Alameda, case number RG15788946, against the same defendants, alleging the same causes of action on behalf of the same putative class and based on substantially similar factual allegations as alleged in the Iannaci Action.”

(ii)	Adding the following two paragraphs after the sole paragraph of such section:

“On October 14, 2015, the parties to the Iannaci Action and the Bradley Action (collectively, the “Actions”) entered into a memorandum of understanding (the “MOU”) reflecting the terms of an agreement, subject to final approval by the Superior Court of the State of California, to settle the Actions. Pursuant to the MOU, the defendants agreed to make certain supplemental disclosures as set forth in this Amendment. The MOU further provides that, among other things, (a) the parties will enter into a definitive stipulation of settlement (the “Stipulation”) and will submit the Stipulation to the Superior Court of the State of California in the County of Alameda for review and approval, (b) the Stipulation will provide for dismissal of the Actions, (c) the Stipulation will include a general release of defendants of claims relating to the Offer, the Merger, and the Merger Agreement and (d) the proposed settlement is conditioned on, among other things, consummation of the Merger, completion of confirmatory discovery, class certification, and final approval by the Superior Court of the State of California after notice to the Company’s stockholders. Notwithstanding the MOU, there can be no assurance that the Merger will be consummated or that the court will approve the settlement contemplated by the MOU. The settlement will not affect the amount of consideration that the Company’s stockholders are entitled to receive in the Offer or the Merger. The parties to the Actions anticipate that plaintiff’s counsel will seek attorneys’ fees, in an amount to be determined by the court.

Defendants deny all liability with respect to the facts and claims alleged in the Actions and specifically deny that any breach of fiduciary duty occurred, or that any further disclosure is required to supplement the Schedule 14D-9 under any applicable rule, statute, regulation or law. However, to avoid the risk that litigation may delay or otherwise adversely affect the consummation of the Merger, to minimize the expense of defending such litigation, to remove the distraction of continued litigation and to provide additional information to our stockholders at a time and in a manner that would not cause any delay of the closing of the Offer or the Merger, defendants have agreed to the terms of the proposed settlement described above.

On October 7, 2015, a separate action entitled James Irvine v. Rob Cain, et al., case number 11587-VCG, on behalf of himself and all other public stockholders of the Company was filed in the Court of Chancery for the State of Delaware (the “Irvine Action”) against the Company’s directors, the Company, OMRON, OMCA, and Purchaser. The plaintiff in the Irvine Action alleged that the Company’s directors breached their fiduciary duties by allegedly agreeing to sell the Company at an inadequate price, agreeing to preclusive transaction terms and failing to disclose sufficient information regarding the transaction. Plaintiff in the Irvine Action also alleged that the Company, OMRON, OMCA, and Purchaser aided and abetted the Company’s directors’ alleged breaches. On October 13, 2015, the plaintiff in the Irvine Action filed a Motion of Voluntary Dismissal Without Prejudice, which Motion was granted by the Court of Chancery for the State of Delaware later that same day.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2015

Adept Technology, Inc.

By:	/s/ Seth Halio
Seth Halio
Chief Financial Officer and Assistant Secretary